SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300

+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

April 1, 2025

Victory Variable Insurance Funds II c/o Victory Capital Management Inc. 4900 Tiedeman Road

Brooklyn, OH 44144

Pioneer Variable Contracts Trust c/o Amundi US

60 State Street Boston, MA 02109

Ladies and Gentlemen:

This opinion is rendered to you pursuant to Paragraph 8.8 of that certain Agreement and Plan of Reorganization, dated as of December 30, 2024 (the “Agreement”), by and among Victory Variable Insurance Funds II, a Delaware statutory trust (the “Acquiring Trust”), on behalf of each series set forth on Schedule A of the Agreement and this opinion (each, an “Acquiring Fund”), and Pioneer Variable Contracts Trust, a Delaware statutory trust (the “Acquired Trust”), on behalf of each series set forth on Schedule A and this opinion (each, an “Acquired Fund”), Victory Capital Management Inc. and Amundi Asset Management US, Inc.

We have acted as counsel to the Acquiring Trust in connection with (i) the acquisition of all of the assets of each Acquired Fund by the applicable Acquiring Fund in exchange solely for the assumption by the applicable Acquiring Fund of liabilities of the corresponding Acquired Fund and newly-issued shares of the applicable Acquiring Fund (including fractional shares) (“Acquiring Fund Shares”) and (ii) the distribution of the applicable Acquiring Fund Shares to the shareholders of the applicable Acquired Fund and the termination, dissolution and complete liquidation of the applicable Acquired Fund, all upon the terms and conditions set forth in the Agreement (all the foregoing transactions being referred to herein collectively as a “Reorganization”). This opinion is being delivered pursuant to Section 8.8 of the Agreement, and this opinion pertains to each Acquired Fund and the corresponding Acquiring Fund listed on Schedule A of this opinion.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the

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Victory Variable Insurance Funds II

Pioneer Variable Contracts Trust

authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this opinion. The opinions expressed in this letter are based upon representations made in letters from the Acquired Trust and the Acquiring Trust on behalf of the Acquired Funds and the Acquiring Funds, respectively, addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this opinion.

Based upon the foregoing, we are of the opinion for U.S. federal income tax purposes that with respect to each Reorganization:

1.The transfer of all of the assets of the Acquired Fund (“Assets”) solely in exchange for the corresponding Acquiring Fund Shares (including fractional shares) and the assumption by the corresponding Acquiring Fund of liabilities of the Acquired Fund followed by the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund, and (ii) the dissolution, liquidation and termination of the Acquired Fund, all pursuant to the Agreement, will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the corresponding Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the corresponding Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the corresponding Acquired Fund;

3.No gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the corresponding Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund followed by the complete dissolution, liquidation and termination of the Acquired Fund;

4.No gain or loss will be recognized by the shareholders of the Acquired Fund upon the receipt of Acquiring Fund Shares pursuant to the Reorganization;

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Victory Variable Insurance Funds II

Pioneer Variable Contracts Trust

5.The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor by such shareholder;

6.The holding period of the Acquiring Fund Shares to be received by each shareholder of the Acquired Fund pursuant to the Reorganization will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder, provided such Acquired Fund Shares are held as capital assets at the time of the Reorganization;

7.The tax basis of the Assets acquired by each Acquiring Fund will be the same as the tax basis of such Assets to the corresponding Acquired Fund immediately before the Reorganization; and

8.The holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the corresponding Acquired Fund.

This opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Agreement, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects.

This opinion is being delivered solely to the addressees in connection with the matters described above and may not be quoted to or relied upon by, nor may this opinion or copies hereof be delivered to, any other person, nor may this opinion be used for any other purpose, without our prior written consent.

Sincerely yours,

/s/ Sidley Austin LLP

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SCHEDULE A

Acquired Fund, each a series of Pioneer	Acquiring Fund, each a series of Victory
Variable Contracts Trust	Variable Insurance Funds II
Pioneer Bond VCT Portfolio	Victory Pioneer Bond VCT Portfolio
Victory Pioneer Equity Income VCT
Pioneer Equity Income VCT Portfolio	Portfolio
Pioneer Fund VCT Portfolio	Victory Pioneer Fund VCT Portfolio
Pioneer High Yield VCT Portfolio	Victory Pioneer High Yield VCT Portfolio
Victory Pioneer Mid Cap Value VCT
Pioneer Mid Cap Value VCT Portfolio	Portfolio
Pioneer Select Mid Cap Growth VCT	Victory Pioneer Select Mid Cap Growth
Portfolio	VCT Portfolio
Victory Pioneer Strategic Income VCT
Pioneer Strategic Income VCT Portfolio	Portfolio

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